U.S. Securities and Exchange Commission

February 6, 2013

February 6, 2013

VIA EDGAR AND COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Brian Soares and Russell Mancuso

Re:	Plug Power Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on February 5, 2013

File No. 333-186041

Ladies and Gentlemen:

This letter is submitted on behalf of Plug Power Inc. (the “Company”) in response to comments received on February 5, 2013 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-186041) (the “Registration Statement”) filed with the Commission on February 5, 2013. The Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments. We will separately deliver to you via courier a redline copy of Amendment No. 4, marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to your comment letter. For your convenience, we have reproduced herein each of your numbered comments in italics font before the Company’s response thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 4.

Statements made by our Chief Executive Officer, page 22

1. Refer to the last bullet point that you added to this risk factor. Please clarify the period addressed by the range mentioned in that bullet point. Also, please tell us where you have disclosed the assumptions underlying the range or why you believe those assumptions need not be disclosed.

RESPONSE: The Company has revised the last bullet point in the risk factor in order to clarify the period addressed by the range in Amendment No. 4. The Company respectfully acknowledges that the assumptions underlying the range appear on page 41 of the Registration Statement under the sub-headings “Product and service revenue” and “Cost of product and service revenue.” In addition, the Company has revised the Registration Statement to provide additional disclosure and clarify these assumptions on pages 3 and 34 of Amendment No. 4.

Undertakings, page II-2

2. We note the last sentence of your response to prior comment 1. Please provide all undertakings required by Regulation S-K Item 512(a). We note for example that you have not provided the undertakings in Item 512(a)(2), 512(a)(3), 512(a)(5)(ii) or 512(a)(6).

RESPONSE: The Company has revised page II-3 of Amendment No. 4 to include all undertakings required by Regulation S-K Item 512(a), including Item 512(a)(2), 512(a)(3), 512(a)(5)(ii) and 512(a)(6).

Exhibit 5.1

3. Please file a revised opinion that clearly addresses all of the securities identified in your revised fee table.

U.S. Securities and Exchange Commission

February 6, 2013

RESPONSE: The Company acknowledges the Staff’s comment, and the Company’s counsel has revised its opinion to clarify that it addresses all of the securities being offered and identified in the Registration Statement’s fee table. Specifically, the opinion now identifies the Registration Statement as relating to the offering of up to $32,068,463 of securities, which conforms to the amount of securities identified in the fee table.

* * * * *

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning Amendment No. 4, please contact me at 617.570.1394.

Very truly yours,

/s/ Robert P. Whalen, Jr.
Robert P. Whalen, Jr., Esq.
Goodwin Procter LLP

cc:	Gerard L. Conway Jr., Esq., Plug Power Inc.
Jocelyn M. Arel, Esq., Goodwin Procter LLP